SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM signs new FFP agreements with 16 airlines

With the new partnerships in force, TAM customers will be able to earn and redeem points in flights operated by all Star Alliance member carriers

Sao Paulo, May 12 2010 – On May 13, after officially joining Star Alliance, TAM Linhas Aéreas will enter into 16 new FFP (Frequent Flyer Program) agreements, thus broadening the benefits already offered to its TAM Fidelidade program members. The partnerships include the following member carriers of the largest global aviation alliance: Adria Airways, Air China, Air New Zealand, ANA, Asiana Airlines, Blue1, Croatia Airlines, EGYPTAIR, LOT Polish Airlines, Scandinavian Airlines, Shangai Airlines, Singapore Airlines, South African Airways, Spanair, THAI e Turkish Airlines.

With the new agreements in force, TAM Fidelidade members will be able to earn and redeem points in flights operated by any of the 16 new partnering airlines. The same benefit applies to members of frequent flyer programs of these airlines, who will be able to earn and redeem points or miles in TAM flights.

“We were pioneers in adopting a frequent flyer program in Brazil and are now broadening even further the advantages for TAM customers and those of Star Alliance member carriers”, states TAM’s Vice-President, Commercial and Planning, Mr. Paulo Castello Branco. He explains that, as of May 13, TAM Fidelidade will be integrated with the FFPs of the 26 airlines which are members of the alliance.

TAM already has FFP agreements with Lufthansa, United, TAP Portugal, US Airways, Air Canada, Brussels Airlines, Austrian, bmi, Continental Airlines and SWISS, all of which are Star Alliance members. TAM also has an FFP agreement with LAN, totaling 27 international partnerships.

“Passengers enrolled in TAM’s FFP – TAM Fidelidade – can now earn points in a variety of ways. If they take a shuttle flight, for instance, they can earn points that can be used to get tickets to China”, explains Castello Branco.

TAM Fidelidade members already enjoy advantages, such as redeeming tickets with no seat restrictions for travel around South America, as well as a wide array of options in international flights by TAM and partnering airlines around the world. To earn points, one has only to inform their TAM Fidelidade number when they make a reservation or check-in.

As of May 13, all TAM Fidelidade Red and Blue card holders will start enjoying the benefits of Star Alliance Gold and Silver cards, respectively. The advantages include, according to the category of the card: access to exclusive lounges, priority boarding, extra baggage allowance, and priority check-in and on waitlist, among other benefits.

Here is a complete list of Star Alliance member carriers which are TAM partners, and their respective Frequent Flyer Programs:

Adria Airways (Miles & More)	LOT Polish Airlines (Miles & More)
Air Canada (Aeroplan)	Lufthansa (Miles & More)
Air China (Phoenix Miles)	Scandinavian Airlines (Eurobonus)
Air New Zealand (Airpoints)	Shangai Airlines (Crane Club)
ANA (ANA Mileage Club)	Singapore Airlines (Krisflyer)
Asiana Airlines (Asiana Club)	South African Airways (SA Voyager)
Austrian (Miles & More)	Spanair (Spanair Plus)
Blue1 (Eurobonus)	SWISS (Miles & More)
bmi (Diamond Club)	TAP Portugal (Victoria)
Brussels Airlines (Miles & More)	THAI (Royal Orchid Plus)
Continental Airlines (OnePass)	Turkish Airlines (Miles & Smiles)
Croatia Airlines (Miles & More)	United (Mileage Plus)
EGYPTAIR (Egypt Plus)	US Airways (Dividend Miles)

About TAM: (www.tam.com.br)

We have been the leader in the Brazilian domestic market for more than four years, and held a 42.1% domestic market share and 85.4%  international market share in April 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.5 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

Contacts

Investor Relations:

Líbano Miranda Barroso (CEO and Investor
Relations Director )
Ricardo Froes (CFO)
Jorge Bonduki Helito (IR Manager)
Marcus Vinicius Rojo Rodrigues (IR)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149

invest@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

MVL Comunicação
Phone.: (55) (11) 3594-0328
equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.